UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Michael L. Henry

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 23, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886885102	13D	Page 1 of 6 Pages

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 7,409,858
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,315,823
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,409,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 24.5%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 2 of 6 Pages

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,094,035
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,094,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 4.6%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 3 of 6 Pages

Explanatory Note

This Amendment No. 10 to Schedule 13D (this “Amendment No. 10”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Statement” and, together with all amendments thereto, this “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Original Statement. As Tilly Levine ceased to be the beneficial owner of more than five percent of the Class A Common Stock, this Amendment No. 10 serves as her final filing as a Reporting Person.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety with the following:

(a)	This Statement is filed by the following (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Hezy Shaked; and

(ii)	Tilly Levine.

(b)	The principal business office for each of the Reporting Persons is 10 Whatney, Irvine, CA 92618.

(c)	Mr. Shaked serves as the Executive Chairman and Chief Strategy Officer for the Issuer. Ms. Levine serves as Vice President of Vendor Relations for the Issuer.

(d)-(e)

During the past five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Shaked and Ms. Levine are citizens of the United States of America and Israel.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety with the following:

The Reporting Persons hold the securities reported herein for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As officers and co-founders of the Issuer, Mr. Shaked and Ms. Levine may engage in discussions with management, the board of directors, shareholders of the Issuer and other relevant parties with regard to the management and policies of the Issuer. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Voting Trust Agreement

Pursuant to a voting trust agreement, dated June 30, 2011, by and between Mr. Shaked and Ms. Levine (individually and as trustee for The Tilly Levine Separate Property Trust), as amended December 4, 2012 and May 25, 2017 (as amended, the “Voting Trust Agreement”), Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the shares of Class A Common Stock and Class B Common Stock held by The Tilly Levine Separate Property Trust.

The description contained in this Statement of the Voting Trust Agreement is a summary only and is qualified in its entirety by the actual terms of the agreement (and exhibits thereto), which is filed as an exhibit to this Statement and is incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

CUSIP No. 886885102	13D	Page 4 of 6 Pages

Except as stated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of the date of this Amendment No. 10, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 22,836,746 shares of Class A Common Stock outstanding, which reflects the Class A Common Stock reported by the Issuer as of April 12, 2021 in the Issuer’s most recent Definitive Proxy Statement on Form DEF-14A, filed on April 12, 2021. The information set forth below assumes the conversion of shares of Class B Common Stock held by each respective Reporting Person into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders, and shares of Class B Common Stock automatically convert, on a one-to-one basis, into Class A Common Stock upon certain events set forth in the Issuer’s Certificate of Incorporation.

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	7,409,858	(1)	24.5%	7,409,858	0	6,315,823	0
Tilly Levine	1,094,035	(2)	4.6%	0	0	1,094,035	0

(1)

Includes (a) 6,212,073 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power (the “Hezy Shares”); (b) 1,094,035 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine; (c) 60,000 shares of Class A Common Stock purchased in a series of open market transactions by Mr. Shaked on various dates in March 2021; (d) 25,000 shares of Class A Common Stock underlying an option granted to Mr. Shaked, of which 12,500 shares vested and became exercisable on each of March 19, 2020 and 2021; and (e) 18,750 shares of Class A Common Stock underlying an option granted to Mr. Shaked, of which 18,750 shares vested and became exercisable on March 31, 2021. See Item 6.

(2)

Includes 1,094,035 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6.

(c)

From June 26, 2019, the date that the Amendment No. 9 to this Statement (“Amendment No. 9”) was filed with the Commission, through May 18, 2021, the date that this Statement was filed with the Commission, the Reporting Persons disposed of (1) an aggregate of 300,000 shares of Class A Common Stock of the Issuer by Tilly Levine in a series of open market transactions at prices ranging from $7.00 to $12.21 per share on the New York Stock Exchange pursuant to a 10b5-1 trading plan, (2) 20,000 shares of Class A Common Stock of the Issuer through a bona fide gift by Hezy Shaked on December 12, 2019, and (3) 29,279 shares of Class A Common Stock of the Issuer through a bona fide gift by Hezy Shaked on March 23, 2021. Hezy Shaked also acquired an aggregate of 89,279 shares of Class A Common Stock of the Issuer in a series of open market transactions at prices ranging from $3.65 to $4.33 per share on the New York Stock Exchange. The number of shares of Class A Common Stock disposed of, or acquired, and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold or purchased at each separate price for each transaction.

CUSIP No. 886885102	13D	Page 5 of 6 Pages

Reporting Person	Date	Shares Acquired/ (Disposed) of	Weighted Average Price per Share
Tilly Levine	July 11, 2019	(10,000)	$8.0149
Tilly Levine	July 12, 2019	(10,000)	$8.2072
Tilly Levine	July 23, 2019	(10,000)	$8.0701
Tilly Levine	July 24, 2019	(10,000)	$8.2998
Tilly Levine	August 8, 2019	(10,000)	$8.0967
Tilly Levine	August 9, 2019	(10,000)	$7.9850
Tilly Levine	August 20, 2019	(10,000)	$8.0883
Tilly Levine	August 21, 2019	(10,000)	$8.3422
Tilly Levine	September 5, 2019	(10,000)	$10.3844
Tilly Levine	September 6, 2019	(10,000)	$10.2327
Tilly Levine	November 18, 2019	(10,000)	$9.7422
Tilly Levine	November 19, 2019	(10,000)	$9.7172
Tilly Levine	December 4, 2019	(10,000)	$9.9281
Tilly Levine	December 5, 2019	(10,000)	$11.4582
Hezy Shaked	December 12, 2019	(20,000)	$0
Tilly Levine	December 17, 2019	(10,000)	$11.7915
Tilly Levine	December 18, 2019	(10,000)	$12.1013
Tilly Levine	January 6, 2020	(10,000)	$12.0934
Tilly Levine	January 7, 2020	(10,000)	$12.0226
Tilly Levine	January 23, 2020	(10,000)	$8.7597
Tilly Levine	January 24, 2020	(10,000)	$8.9066
Tilly Levine	February 6, 2020	(10,000)	$8.7648
Tilly Levine	February 7, 2020	(10,000)	$8.7154
Tilly Levine	February 19, 2020	(10,000)	$7.3119
Tilly Levine	February 20, 2020	(10,000)	$7.3833
Hezy Shaked	March 17, 2020	22,000	$4.1223
Hezy Shaked	March 18, 2020	29,000	$3.9072
Hezy Shaked	March 19, 2020	17,236	$3.7194
Hezy Shaked	March 20, 2020	1,843	$4.0424
Hezy Shaked	March 23, 2020	19,200	$3.8519
Tilly Levine	September 16, 2020	(15,000)	$7.7656
Tilly Levine	September 17, 2020	(15,000)	$7.6500
Tilly Levine	October 16, 2020	(15,000)	$7.1416
Tilly Levine	October 19, 2020	(15,000)	$7.0650
Hezy Shaked	March 23, 2021	(29,279)	$0

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the securities of the Issuer since the filing date of Amendment No. 9.

(d)	None.

(e)	On February 20, 2020, Tilly Levine ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 of this Statement relating to the Voting Trust Agreement is hereby incorporated by reference into this Item 6.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 886885102	13D	Page 6 of 6 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

3	Second Amendment to the Tilly Levine Voting Trust Agreement, dated May 25, 2017, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on May 25, 2017).

4	Joint Filing Agreement (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2021

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine